Exhibit 99.1

SAP Supervisory Board Extends Contracts with Executive Board Members Julia White and Scott Russell – Sabine Bendiek to End Her Contract December 31, 2023

WALLDORF, Germany — March 31, 2023 — SAP SE (NYSE: SAP) today announced that the SAP Supervisory Board has extended the contracts of Executive Board Members Julia White, Chief Marketing & Solutions Officer, and Scott Russell, who leads SAP’s Customer Success organization, for three years until 2027.

“We express our gratitude to Julia and Scott for their excellent work, which has significantly propelled the company forward. With their exceptional skills and expertise, we are confident that they will continue to provide the necessary drive for their respective Board areas to manage the opportunities and challenges ahead,” said Prof. Dr. Hasso Plattner, Chairman of the SAP Supervisory Board.

Furthermore, Sabine Bendiek, Chief People & Operating Officer and Labor Relations Director, informed the Supervisory Board that she will not seek to renew her Executive Board contract. Bendiek has led the People & Operations Board area since 2021, combining HR expertise with the responsibility for operations across all Board areas.

Bendiek’s contract runs until December 31, 2023. She will continue to fulfill her responsibilities with complete dedication until then. During this time, the search for a successor will be conducted.

“The SAP Supervisory Board deeply regrets the decision. At the same time, we respect this choice and thank Sabine for her excellent work and commitment to SAP’s transformation. Sabine promoted new ways of working, bringing people, processes and technology together,” said Plattner.

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SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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